UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: July 16, 2008                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JULY 16, 2008

        TUMI DISCOVERS NEW BASE- METAL ZONE IN FIRST HOLE AT SALA, SWEDEN
          RESULTS INCLUDE 6.6M AT 76 G/T SILVER, 7% ZINC AND 1.1% LEAD

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President of Tumi, announces assay results from the first diamond drill hole completed at the Company's Sala silver-zinc-lead property, located in the Bergslagen District of central Sweden.

In total, three drill holes for 1,332m have now been completed on the northern end of the target zone. All drill holes were drilled with an east-northeasterly orientation. Hole 08-001 was inclined at -52 degrees and ended at 368.4m depth. Holes 08-002 and 08-003 were inclined at -45 and -62 degrees and ended at 478.3m and 485.6m, respectively. Drilling is ongoing with a plan to complete a minimum 2,000m at the project.

The first drill hole (08-001), for which assay results are now available, intersected a 75m wide zone of highly anomalous zinc mineralization. Within this broad envelope semi-massive and stringer sphalerite mineralization is concentrated in three areas, associated with localized galena and unidentified silver minerals. Better assay results from drill hole 08-001 are included in the table below.

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 HOLE                 FROM          TO       WIDTH        AG       ZN       PB
NUMBER                 (M)          (M)       (M)        (G/T)     (%)      (%)
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08-001               279.8         286.4       6.6         76      7.0      1.1
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       INCLUDING     279.8         282.8       3          112     11.7      2.0
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                     308.3         318.3      10           33      3.3      0.6
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       INCLUDING     314.3         317.3       3           92      4.5      2.0
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                     319.3         322.3       3          143      0.6      0.5
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       INCLUDING     319.3         320.3       1          259      0.2      0.1
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                     345.6         347.7       2.1         13      3.9      0.01
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Mr. Henstridge stated, "Our rigorous exploration program and persistence at Sala is now paying dividends. To discover in our first drill hole at Sala a broad 75m wide zone of mineralization, together with higher ore-grade zones including 6.6m at 67 g/t silver, 7% zinc and 1.1% lead is extremely encouraging. This result validates a one kilometre long parallel target zone to the west of the historic Sala silver mine previously demonstrated by our ongoing work. The drill core from the next two holes has been split and samples sent to the laboratory; assay results are pending. During logging of the drill core from these two holes the mineralized zone of interest was identified. We look forward to reporting further encouraging results from this project."

Quality Control: Drill samples were collected mostly on 1.0m intervals, with a few exceptions. Each sample was split using a diamond saw at a core storage facility in the town of Kopperberg. The samples were taken by Company personnel to the Lundin Mining Corp. Laboratory in Uppsala, where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The Company has implemented a program of inserting sample standards and sample blanks as a means of checking analytical reproducibility. Splits were taken from selected samples prepared at the Lundin laboratory and shipped to Mineral Assayers Canada in Vancouver.


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                                      -2-


All samples analyzed by IPL Laboratories were determined using the ICP method using aqua regia digestion. Due to the high levels of zinc, lead and silver, a second set of samples were digested with multiple acids and re-assayed by ICP and reported as ppm silver and percent copper, lead and zinc. The check analyses done at Assayers Canada were completed using a multiple acid digestion, and the results were reported as ppm silver and percent copper, lead and zinc. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site and the sample logging and preparation facility at Kopperberg to observe the drilling and sampling procedures. Due to the possible presence of silver amalgam, native silver, silver sulphosalts or silver sulphides, the Company is routinely assaying sections of the holes using the metallic screen/fire assay technique, reducing the risk of losing metallic silver in the sample preparation stage. It is unknown at this stage whether drill hole widths approximate true widths.

The qualified person for Tumi's projects, David Henstridge, has visited the Sala project area in the Bergslagen District of Sweden and has verified the contents of this news release.


On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.


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